UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

_____________________

Oncology Institute, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

23343Q100
(CUSIP Number)

March 31, 2023
(Date of Event Which Requires Filling of This Statement)

____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23343Q100
(1)	Names of reporting persons: Richy Agajanian
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 3,312,216
(6) Shared voting power: 253,436
(7) Sole dispositive power: 3,312,216
(8) Shared dispositive power: 253,436
(9)	Aggregate amount beneficially owned by each reporting person: 3,565,652
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 4.8% (Based on 74,551,556 shares issued and outstanding as of March 6, 2023)
(12)	Type of reporting person (see instructions): IN

CUSIP No. 23343Q100
(1)	Names of reporting persons: Jimmy Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 3,312,216
(6) Shared voting power: 0
(7) Sole dispositive power: 3,312,216
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 3,312,216
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 4.4% (Based on 74,551,556 shares issued and outstanding as of March 6, 2022)
(12)	Type of reporting person (see instructions): CO

Item 1(a) Name of issuer.

Oncology Institute, Inc.

Item 1(b) Address of issuer’s principal executive offices.

18000 Studebaker Rd, Suite 800

Cerritos, California 90703

Item 2(a) Name of person filing.

(i) Richy Agajanian, MD

(ii) Jimmy Holdings, Inc.

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of Dr. Agajanian is:

175 Stephens Hill Road
Reed Point, MT 59069

The principal business office of Jimmy Holdings, Inc. is:

175 Stephens Hill Road

Reed Point, MT 59069

Item 2(c) Citizenship or place of organization.

Dr. Agajanian is a United States citizen.

Jimmy Holdings, Inc. is a Delaware corporation.

Item 2(d) Title of class of securities.

Class A Common Stock.

Item 2(e) CUSIP Number.

23343Q100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

As of the date of this filing, Richy Agajanian, MD beneficially owns 3,565,652 shares of the Issuer’s Class A Common Stock, representing 4.8% of the class of securities based on 74,551,556 shares issued and outstanding as of March 6, 2023. Dr. Agajanian is the sole shareholder, President, and CEO of Jimmy Holdings, Inc., and indirectly holds 3,312,216 of these shares through his ownership of Jimmy Holdings, Inc. Dr. Agajanian is the trustee or co-trustee of three trusts, which trusts collectively hold all of the membership interests of Agajanian Holdings, LLC, which in turn holds the remaining 253,436 shares of Class A Common Stock of the Issuer with respect to which Dr. Agajanian and his co-trustee, if and as applicable, share voting and dispositive power as trustee(s). Dr. Agajanian disclaims beneficial ownership of said 253,436 shares, except to the extent of his pecuniary interest therein as a result of being a beneficiary of one or more of the trusts.

Number of shares as to which Richy Agajanian, MD has:

(i) Sole power to vote or to direct the vote: 3,312,216

(ii) Shared power to vote or to direct the vote: 253,436

(iii) Sole power to dispose or to direct the disposition of: 3,312,216

(iv) Shared power to dispose or to direct the disposition of: 253,436

Number of shares as to which Jimmy Holdings, Inc. has:

(i) Sole power to vote or to direct the vote: 3,312,216

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,312,216

(iv) Shared power to dispose or to direct the disposition of: 0

The reporting persons disclaim beneficial ownership of the following securities and the following is included solely for informational purposes. “Business Combination” has the meaning ascribed to such term in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2021. The closing of the Business Combination occurred on November 12, 2021.

The reporting persons have the right to receive 731,345 shares of Class A Common Stock in connection with the Business Combination. These shares will be received (i) in the event the Issuer's stock price equals or exceeds (x) $12.50 per share for 20 trading days within any 30 consecutive trading days during the two-year period following the closing of the Business Combination, or (y) $15.00 per share for any 20 trading days within any 30 consecutive trading days during the three-year period following the closing of the Business Combination, or (ii) in the event of a qualifying change of control.

The reporting persons have the right to receive 1,097,018 shares of Class A Common Stock in connection with the Business Combination. These shares will be received (i) in the event the Issuer's stock price equals or exceeds $15.00 per share for any 20 trading days within any 30 consecutive trading days during the three-year period following the closing of the Business Combination, or (ii) in the event of a qualifying change of control.

Dr. Agajanian’s spouse holds (i) options representing the right to purchase 869,000 shares of the Issuer’s Class A Common Stock, of which 582,527 are currently vested or will be vested in the next 60 days, (ii) 90,938 restricted shares of the Issuer’s Class A Common Stock subject to forfeiture and unvested until such time the Issuer's stock price reaches $12.50 per share for 20 trading days within any 30 consecutive trading days for the two-year period following the closing of the Business Combination, subject to continued employment at such time, and (iii) 136,407 restricted shares of the Issuer’s Class A Common Stock subject to forfeiture and unvested until such time the Issuer's stock price reaches $15.00 per share for 20 days within any 30 consecutive trading days for the three-year period following the closing of the Business Combination, subject to continued employment at such time. Dr. Agajanian has no investment or voting authority with respect to securities held by his spouse and disclaims beneficial ownership thereof.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2023

/s/ Richy Agajanian Richy Agajanian

Jimmy Holdings, Inc. /s/ Richy Agajanian Richy Agajanian President and Chief Executive Officer